19 March 2007

Corus Group plc

DISCLOSURE OF INTEREST IN SHARES

Corus Group plc received notification on 16 March 2007 from Deutsche Bank AG London, in accordance with DTR 5 of the Transparency Obligations Directive, that on 12 March 2007 Deutsche Bank AG and its subsidiary companies had a notifiable interest in 28,909,772 ordinary shares amounting to 3.06% of Corus Group plc’s issued share capital.

Deutsche Bank AG London is a branch of Deutsche Bank AG, a corporation domiciled in Frankfurt, Germany.

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